EXHIBIT 2

Buenos Aires, August 16, 2013

Messrs.
NATIONAL SECURITIES COMMISSION
25 de Mayo 175
Subgerencia de Emisoras

Messrs.
BUENOS AIRES STOCK EXCHANGE
Sarmiento 299

Re: EDENOR S.A. – Relevant Fact (Hecho Relevante)-
Resignation of Director

Dear Sirs:

I hereby inform you on behalf of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) (the “Company”), in compliance with applicable regulation, that on August 15, 2013, we received the resignation, for personal reasons, of Ms. Patricia Charvay from her position as Director (Directora Titular), to which she was appointed at the Ordinary and Extraordinary General Shareholders’ Meeting held on April 25, 2013. Said resignation states that it is effective upon its presentation and will be considered by the Board of Directors at its next meeting. It is informed that such resignation is not unanticipated.

Sincerely,

Carlos Ariosa

Attorney-in-Fact